Exhibit 99.1
company statement

For media enquiries please call Cameron Hamilton on:
Tel: (02) 8274 5304 or Mob: 0425 344 688.
For analyst enquiries please call Steve Ashe on:
15 November 2006	Tel: (02) 8274 5246 Mob: 0408 164 011.
Update on Final Funding Agreement
Extension to 22 November 2006
James Hardie today advised that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the Final Funding Agreement (FFA) until 22 November 2006. The current deadline expired on 14 November 2006.
The extension recognises the fact that James Hardie remains involved in discussions with the NSW Government to resolve outstanding issues relating to the amended FFA and associated documents, following positive rulings from the Australian Taxation Office (ATO) received on 9 November 2006 in relation to the tax treatment of the Special Purpose Fund (SPF).
The company believes the amended FFA could be signed within the timeframe of the new deadline which would then allow the company to move quickly to satisfy the remaining conditions precedent, including obtaining an independent expert’s report, obtaining lender approval and finalising the Explanatory Memorandum for shareholders. Work to satisfy these remaining conditions precedent is already well-advanced. Facilitating legislation must also be passed by the NSW Parliament to give effect to the amended FFA. The company expects a meeting of shareholders could be convened in February 2007 to seek approval for the proposed compensation arrangements.
James Hardie is finalising interim funding arrangements for the Medical Research and Compensation Foundation (MRCF) in the event the assets of the MRCF are exhausted before the amended FFA is implemented in full. James Hardie understands that the MRCF currently has sufficient funds to pay asbestos claims until early 2007.
END
Contact information is on the following page.

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Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;
•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
•	expectations concerning the Australian Tax Office amended assessment;
•	expectations that our credit facilities will be extended or renewed;
•	projections of our operating results or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895.

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